United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release

Signature Page

Vale concludes aluminum portfolio management
Rio de Janeiro, February 28, 2011 — Vale S.A. (Vale) informs that it has concluded the transaction announced on May 2, 2010, with Norsk Hydro ASA (Hydro), a company listed on the Oslo Stock Exchange and the London Stock Exchange (ticker symbol: NHY), transferring its stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts and net debt of US$655 million for 22% of Hydro’s common shares outstanding after the shares issued by Hydro today, and US$503 million in cash, after adjustments.
In addition, Vale formed a newly incorporated Mineração Paragominas S.A (Paragominas) and transferred the Paragominas bauxite mine and all its other Brazilian bauxite mineral rights to this new company. As part of the transaction, Vale sold 60% of Paragominas to Hydro for US$578 million in cash, after working capital adjustments, and the remaining 40% will be sold in two equal tranches of 20% in 2013 and 2015, for US$200 million in cash each.
Under the terms of the agreement, Vale, through its wholly owned subsidiaries, transferred to Hydro: (i) 51% of the total capital of Albras; (ii) 57% of the total capital of Alunorte; (iii) 61% of the total capital of CAP; and sold (iv) 60% of the total capital of Paragominas, in which Vale remains with 40% equity interest until it is fully divested until 2015.
Vale, through its wholly owned subsidiaries, subscribed 447,834,465 Hydro shares or 22% of the 2,035,611,206 shares outstanding, valued at approximately US$3.5 billion according to Hydro’s closing share price and NOK exchange rate on February 25, 2011. Pursuant to the transaction agreements, Vale cannot divest its shares during a two-year lock-up period after the closing or increase its ownership in Hydro beyond its 22% stake.
As part of the agreement, Vale is entitled to have one representative on Hydro’s Board of Directors. Tito Martins, our Executive Officer of Base Metals Operations, has been elected as a board member and joined Hydro’s board with the completion of the transaction.
The combination of Vale and Hydro assets creates one of the world’s largest and most competitive integrated aluminum companies, with growth potential and access to large bauxite reserves, captive power generation at competitive prices and technological expertise.
Vale is engaged in active portfolio asset management, which is one of the pillars of our strategy to create value on a sustainable basis. Given that Vale remains exposed to the aluminum business through a significant stake in the combined company, we strongly believe that this transaction will create substantial value for our shareholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: February 28, 2011		Roberto Castello Branco
Director of Investor Relations